SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VIRAGE LOGIC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

Stock Settled Appreciation Rights

(Title of Class of Securities)

92763R104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Christine Russell

Vice President of Finance and Chief Financial Officer

Virage Logic Corporation

47100 Bayside Parkway

Fremont, California 94538

(510) 360-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Esmé C. Smith

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$ 6,453,862	$ 253.64

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,079,975 shares of common stock of Virage Logic Corporation and 1,125,000 stock settled appreciation rights, which options and stock settled appreciation rights have an approximate aggregate value of $6,453,862, will be exchanged for restricted stock units pursuant to the terms of this offer. The aggregate value of such options was calculated based on the Black-Scholes valuation methodology, as of May 22, 2008. This amount was previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $253.64	Filing party: Virage Logic Corporation
Form or Registration No.: Schedule TO (File No. 005-60203)	Date filed: May 29, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Virage Logic Corporation, a Delaware corporation (“Virage Logic”), with the Securities and Exchange Commission on May 29, 2008, in connection with its offer to exchange any or all outstanding options to purchase its common stock (“Options”) and stock settled appreciation rights (“SSARs”) held by certain eligible employees of Virage Logic, whether vested or unvested, out-of-the-money or in-the-money, for restricted stock units (the “Offer”), all as set forth in the Offer to Exchange Certain Outstanding Options and Stock Settled Appreciation Rights for Restricted Stock Units dated May 29, 2008, as amended (the “Offer to Exchange”), which is incorporated herein by reference.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, as may be amended or supplemented from time to time, together with the accompanying Memorandum from Virage Logic’s President and CEO to employees, Election Form and Withdrawal Form constitute the Offer, and which are all filed as exhibits hereto. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 1.	Summary Term Sheet

Item 4.	Terms of the Transaction

Item 7.	Source and Amount of Funds or Other Consideration

This Amendment No. 1 amends and supplements the Schedule TO and the Offer to Exchange in order to revise Section 7 of the Offer to Exchange entitled “Conditions to This Offer” as follows:

•	revise the first numbered paragraph in Section 7 of the Offer to Exchange entitled “Conditions to This Offer” to delete the words “threatened or”;

•	revise the second numbered paragraph in Section 7 of the Offer to Exchange entitled “Conditions to This Offer” to delete “threatened,” in both the first and second lines; and

•

revise the last paragraph in Section 7 of the Offer to Exchange entitled “Conditions to This Offer” to delete the last sentence and replace it with the following sentences: “Any determination that we make concerning the events described in this Section 7 may be challenged by an eligible employee only in a court of competent jurisdiction. A non-appealable determination by a court of competent jurisdiction will be final and binding upon all persons.”

Item 12.	Exhibits.

Exhibit No.	Document

(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Settled Appreciation Rights for Restricted Stock Units, dated May 29, 2008.

*(a)(1)(B)	Memorandum from our President and CEO to Employees, dated May 29, 2008.

*(a)(1)(C)	Election Form.

*(a)(1)(D)	Withdrawal Form.

*(a)(1)(E)	Form of Confirmation E-mail to Employees.

*(a)(1)(F)	Forms of Reminder E-mails to Employees.

*(a)(1)(G)	Form of Acknowledgment of Receipt of Documents Relating to the Offer to Exchange.

*(a)(1)(H)	Form of Notice of Acceptance of Exchanged Options and Exchanged SSARs.

(a)(1)(I)	Form of Restricted Stock Unit Agreement for U.S. Employees under the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.6 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(a)(1)(J)	Form of Restricted Stock Unit Agreement for U.K. Employees under the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

*(a)(1)(K)	Form of Option/SSAR to RSU Calculator.

(a)(2)	Virage Logic Corporation Annual Report on Form 10-K for the fiscal year ended September 30, 2007, filed with the Securities and Exchange Commission on December 14, 2007.

(a)(3)	Virage Logic Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007, filed with the Securities and Exchange Commission on February 11, 2008.

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(a)(4)	Virage Logic Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the Securities and Exchange Commission on June 12, 2008.

(b)	Not applicable.

(d)(1)	Virage Logic Corporation 1997 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Virage Logic Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001).

(d)(2)	Form of Option Agreement under the Virage Logic Corporation 1997 Equity Incentive Plan, as amended (incorporated by reference to Appendix B of Virage Logic Corporation’s Definitive Proxy Statement filed on January 13, 2005).

(d)(3)	Amended and Restated In-Chip Systems, Inc. 2001 Incentive and Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 10.32 of Virage Logic Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002).

(d)(4)	Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(d)(5)	Form of Notice of Grant of Stock Options under the Virage Logic 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.32 of Virage Logic Corporation’s Quarter Report on Form 10-Q for the fiscal quarter ended December 31, 2001).

(d)(6)	Form of Notice of Grant of Stock Settled Appreciation Right under the Virage Logic 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.5 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Exhibit previously filed with the Schedule TO on May 29, 2008.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VIRAGE LOGIC CORPORATION

By:	/s/ Christine Russell
Christine Russell
Vice President of Finance and Chief Financial Officer

Date:	June 11, 2008

INDEX OF EXHIBITS

Exhibit No.	Document

(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Settled Appreciation Rights for Restricted Stock Units, dated May 29, 2008.

*(a)(1)(B)	Memorandum from our President and CEO to Employees, dated May 29, 2008.

*(a)(1)(C)	Election Form.

*(a)(1)(D)	Withdrawal Form.

*(a)(1)(E)	Form of Confirmation E-mail to Employees.

*(a)(1)(F)	Forms of Reminder E-mails to Employees.

*(a)(1)(G)	Form of Acknowledgment of Receipt of Documents Relating to the Offer to Exchange.

*(a)(1)(H)	Form of Notice of Acceptance of Exchanged Options and Exchanged SSARs.

(a)(1)(I)	Form of Restricted Stock Unit Agreement for U.S. Employees under the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.6 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(a)(1)(J)	Form of Restricted Stock Unit Agreement for U.K. Employees under the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2007).

*(a)(1)(K)	Form of Option/SSAR to RSU Calculator.

(a)(2)	Virage Logic Corporation Annual Report on Form 10-K for the fiscal year ended September 30, 2007, filed with the Securities and Exchange Commission on December 14, 2007.

(a)(3)	Virage Logic Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007, filed with the Securities and Exchange Commission on February 11, 2008.

(a)(4)	Virage Logic Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the Securities and Exchange Commission on June 12, 2008.

(b)	Not applicable.

(d)(1)	Virage Logic Corporation 1997 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Virage Logic Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001).

(d)(2)	Form of Option Agreement under the Virage Logic Corporation 1997 Equity Incentive Plan, as amended (incorporated by reference to Appendix B of Virage Logic Corporation’s Definitive Proxy Statement filed on January 13, 2005).

(d)(3)	Amended and Restated In-Chip Systems, Inc. 2001 Incentive and Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 10.32 of Virage Logic Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002).

(d)(4)	Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(d)(5)	Form of Notice of Grant of Stock Options under the Virage Logic 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.32 of Virage Logic Corporation’s Quarter Report on Form 10-Q for the fiscal quarter ended December 31, 2001).

(d)(6)	Form of Notice of Grant of Stock Settled Appreciation Right under the Virage Logic 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.5 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Exhibit previously filed with the Schedule TO on May 29, 2008.